SECURIT 05038766 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING December 18, 2003 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PNC Investments LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED APR 29 2005 THOMSON FINANCIAL

Two PNC Plaza 620 Liberty Avenue
(No. and Street)

| Pittsburgh | Pennsylvania | 15222 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Didiano (412) 768-6108
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 2500 One PPG Place | Pittsburgh | Pennsylvania | 15222 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES RECEIVED MAR 01 2005 WASH. D.C. 183 SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# AFFIRMATION

We, Michael S. Mortensen and Mark D. Didiano, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to PNC Investments LLC for the period from September 17, 2003 (Commencement of Operations) to December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael S. Mortensen — February 28, 2005
Date

Chief Executive Officer
Title

Mark D. Didiano — February 28, 2005
Date

Chief Financial Officer
Title

Carol J. Murray
Notary Public

Notarial Seal
Carol J. Murray, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Oct. 25, 2005
Member, Pennsylvania Association Of Notaries

My Commission expires:

# *PNC Investments LLC*

## *Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934*

*Statement of Financial Condition*
*as of December 31, 2004 and*
*Independent Auditors' Report and Supplemental*
*Report on Internal Control*

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

# PNC INVESTMENTS LLC

## TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Board of Managers and Member
PNC Investments LLC
Pittsburgh, PA

We have audited the accompanying statement of financial condition of PNC Investments LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

# PNC INVESTMENTS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004
## (In thousands)

### ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 11,866 |
| Receivables from brokers and dealers | 7,248 |
| Mutual fund fees receivable | 3,194 |
| Premises and equipment at cost (net of accumulated depreciation of $8,904) | 3,111 |
| Prepaid pension costs | 2,904 |
| Net deferred tax asset | 622 |
| Employee notes receivable | 1,368 |
| Prepaid expenses and other assets | 1,054 |
| TOTAL ASSETS | $ 31,367 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued employee salaries and benefits | $ 7,883 |
| Accrued general expenses | 1,319 |
| Accrued tax liability | 176 |
| Other liabilities | 2,128 |
| Total liabilities | 11,506 |
| MEMBER'S EQUITY: | |
| Member's capital | 20,098 |
| Retained deficit | (237) |
| Total member's equity | 19,861 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $31,367 |

See notes to statement of financial condition.

# PNC INVESTMENTS LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

### 1. ORGANIZATION

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a Delaware LLC and a member of the NASD. The Parent is the sole member of this limited liability company.

The Company is an investment firm which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, and investment advisory services.

### 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Financial Statement Presentation***—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

***Cash and Cash Equivalents***—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days. Included in cash and cash equivalents is cash of approximately $166,000 set aside for the specific payment of certain liabilities pertaining to customers.

***Employee Notes Receivable***—The Company agrees to make loans to certain employees on terms and conditions set forth in loan agreements between the Company and the employee. The loan agreement is typically for a term of five years. The loan bears a simple interest rate which was equal to 4% per annum as of December 31, 2004. The loan is payable to the order of the Company in annual installments of the principal amount plus accrued interest over five years, commencing on the first anniversary of the loan agreement. The Company also provides these same employees with a bonus agreement which allows them the opportunity to earn incentive compensation for the specific purpose of repaying their loan obligation.

***Depreciation and Amortization***—Furniture and equipment are depreciated over their estimated economic lives, generally one to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

***Income Taxes***—The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

## 3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of approximately $7.4 million, which was approximately $6.6 million in excess of its required net capital of approximately $0.8 million. The Company's ratio of aggregate indebtedness to net capital was 1.56 to 1.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company may receive customer checks made payable to itself and will promptly forward all customer funds and securities to its clearing agent by noon of the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

## 4. INCOME TAXES

Significant components of the Company's net deferred tax asset, included in net deferred tax asset in the statement of financial condition, as of December 31, 2004 are as follows (in thousands):

| | |
|---|---|
| Employee benefits | $ (250) |
| Deferred compensation | 500 |
| Depreciation | 80 |
| General accrual reserves | 334 |
| Capitalized software | (42) |
| Net deferred tax asset | $ 622 |

A valuation allowance has not been recorded for the deferred tax asset as management believes the benefit is fully recoverable.

## 5. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $2.3 million.

The Company utilizes the correspondent services of Hilliard Lyons. The services include, but are not limited to, trade execution; generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased, sold, borrowed, and loaned; and carrying customer account balances and positions on Hilliard Lyons' books, records and balance sheet. As of December 31, 2004 the amount due to the Company from Hilliard Lyons for net brokerage commissions earned was $7.2 million, reflected on the statement of financial condition as receivables from brokers and dealers.

The Company also engages in the sale of certain insurance products including annuities and life, health, and long term care coverage on behalf of an affiliate, PNC Insurance Services, Inc. ("PNCI"), a wholly owned subsidiary of PNC Bank, Delaware, a wholly owned subsidiary of PNC, and remits gross commissions on a monthly basis to PNCI. As of December 31, 2004, the Company had a net amount due to PNCI of approximately $1.1 million, included within other liabilities on the statement of financial condition.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets, Inc., a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

## 6. EMPLOYEE BENEFIT PLANS

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2004, the projected benefit obligation did not exceed the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company accounts for these plans under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2004, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $1.6 million. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including, but not limited to, payroll taxes, health care, life insurance, and tuition reimbursement for Company employees.

## 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## 9. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company estimates the claim amounts and carries a litigation reserve on the statement of financial condition. Management believes the litigation reserve amounts established are adequate to settle such matters and does not anticipate a material adverse effect on the Company's statement of financial condition as a result of such matters.

## 10. COMMITMENTS

The Company utilizes the correspondent services of Hilliard Lyons to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to Hilliard Lyons for any loss, liability, cost, or expense incurred by Hilliard Lyons as a result of the failure of any customer of the Company introduced to Hilliard Lyons to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations.

In connection with the Company's agreement with PNCI to sell certain insurance products, the Company indemnifies and holds harmless PNCI against any losses, claims, damages, liabilities, and expenses which result from misconduct or negligence of the Company or its employees.

The Company leases certain facilities and various types of equipment under noncancelable leases. At December 31, 2004, future minimum rentals under these lease agreements are as follows (in thousands):

| Year Ending December 31, | Minimum Rental |
|---|---|
| 2005 | $ 779 |
| 2006 | 676 |
| 2007 | 486 |
| 2008 | 445 |
| 2009 | 408 |
| Thereafter | 15 |
| Total | $ 2,809 |

## 11. RECENT ACCOUNTING PRONOUNCEMENTS

***Medicare Reform***—In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. PNC believes that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D and, accordingly, PNC will be entitled to a subsidy.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-2"). FSP 106-2 requires:

- That the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses, and

- Certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits.

PNC determined that the effects of the Act were not a significant event requiring an interim re-measurement under SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The benefit obligation for the postretirement benefit plan was re-measured at December 31, 2004, to reflect the effects of the Act, which resulted in a reduction in the benefit obligation due to the federal subsidy. The Act also affects plan premiums and assumptions, but the effect on benefit obligations was not significant and was not separately measured. See disclosure of the Company's postretirement benefits within Note 6: Employee Benefit Plans.

***Stock-Based Compensation***—In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. PNC will adopt SFAS No. 123R effective July 1, 2005 using the modified prospective method of transition. This method requires SFAS No. 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. PNC previously adopted the fair value recognition provisions of SFAS No. 123 on January 2, 2003. The Company does not expect the adoption of SFAS No. 123R to have a significant impact on their statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA
Tel: +1 412 338 7200
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 28, 2005

PNC Investments LLC
Pittsburgh, PA

In planning and performing our audit of the financial statements of PNC Investments LLC (the "Company") as of December 31, 2004 and for the period from September 17, 2003 (Commencement of Operations) to December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP